Exhibit No. 10.2
                                                           ----------------




                  AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT


         This AMENDMENT NO. 1 made as of the 29th day of November, 2001, to the Employment Agreement made as of the 20th day of November, 1998 (the "Agreement"), between UNITED RETAIL GROUP, INC., a Delaware corporation, with principal offices at 365 West Passaic Street, Rochelle Park, New Jersey 07662-6563, and GEORGE R. REMETA, residing at 25 Lee Way, Oakland, New Jersey 07436.

         WHEREAS, the Executive has been employed by the Company as its Vice Chairman, Secretary and Chief Administrative Officer;

         WHEREAS, the Company desires to continue the services of the Executive, and the Executive desires to continue to provide such services to the Company, on the terms set forth in the Agreement; and

         WHEREAS, the provisions of this Amendment were recommended by the Compensation Committee of the Company's Board of Directors on November 28, 2001 and approved by the Company's Board of Directors on November 29, 2001 with the Executive abstaining.

         NOW, THEREFORE, in consideration of the mutual covenants and obligations hereinafter set forth, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Section 1(u) of the Agreement is amended to read in its entirety as follows:

                  "(u) Term of Employment shall mean the period of time commencing on November 20, 1998 and ending on July 30, 2006 or such later date as may be mutually agreed upon by the Company and the Executive."

2. Section 4(a) of the Agreement is amended to read in its entirety as follows:

                  "(a) A base salary, payable in accordance with the regular executive payroll practices of the Company, at a rate of $450,000 per annum during the period ending on January 31, 2002 and thereafter at such higher rate as may be determined by the Compensation Committee of the Board of Directors, but in any event base salary shall increase as of February 1, 2002 by a percentage at least equal to the increase in the Consumer Price Index for all Urban Consumers for New York and Northern New Jersey published by the Bureau of Labor Statistics of the Department of Labor ("CPI") since January 31, 2001 and shall increase as of each anniversary of February 1, 2002 by a percentage at least equal to the increase, if any, in the CPI since the previous January 31st (as increased from time to time, the "Base Salary").

3. Section 4(b) of the Agreement is amended to read in its entirety as follows:

                  "(b) The Executive shall continue to be eligible to receive, and the Company shall continue to pay, a semi-annual cash incentive compensation payment ("Performance Bonus") based on the Company's consolidated operating income for the six-month periods ending January 31st and July 31st, respectively. The Executive's participation percentage shall be 50% with a semi-annual award ranging from zero to 100% of Base Salary for the six-month period in accordance with the Summary Plan Description for United Retail Group, Inc. Incentive Compensation Program for Executives as of August 4, 2001, provided, however, that the Performance Bonus shall be earned and fully vested in the Executive as of January 31st or July 31st, as the case may be, whether or not the Executive shall remain in the Company's employ after the Performance Bonus shall have vested and provided, further, that the Performance Bonus shall be paid to the Executive as soon as practicable after the consolidated operating income for the period in question shall be determined."

4. Section 11(e) of the Agreement is amended to read in its entirety as follows:

                  "(e) The Executive shall be bound by the provisions of
                  Section 11(a) and (d), and shall perform his obligations pursuant to Section 11(a) and (d), while employed by the Company and for 36 months thereafter, provided, however, that in the event of Termination Without Cause or resignation by the Executive in accordance with Section 14(c), the Executive shall be bound by the provisions of
                  Section 11(a) and (d), and shall perform his obligations pursuant to Section 11(a) and (d), only in the event that the Company shall pay his Severance Pay in accordance with the provisions of Section 14(b) no later than the 15th day after the termination of the Executive's employment under this Agreement or his Resignation Compensation in accordance with the provisions of Section 14(c) no later than the 15th day after the effective date of the Executive's resignation, as the case may be, and provided, further, that the Executive, after receiving Severance Pay or Resignation Compensation within such 15-day period, shall have the right at any time to refund one-third of the Severance Pay or Resignation Compensation to the Company, in which event the length of his obligations pursuant to Section 11(a) and (d) shall be reduced from 36 months after employment to 24 months after employment. For purposes of the first proviso in the preceding sentence only, payment of Severance Pay or Resignation Compensation within the time specified above in an amount at least equal to the amount determined in advance to be due and owing to the Executive by a firm of independent public accountants of nationally recognized standing shall satisfy the condition of said proviso, and cause the Executive to be bound by the provisions of
                  Section 11(a) and (d), and shall obligate the Executive to perform his obligations pursuant to Section 11(a) and
                  (d), even if such amount is less than the amount actually due and owing."

5. All the other provisions of the Agreement shall remain in force unchanged.

         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement in Rochelle Park, New Jersey, in duplicate originals on November 30, 2001.

                                      UNITED RETAIL GROUP, INC.


                                      By:  RAPHAEL BENAROYA
                                         --------------------------------------
                                      Name:  Raphael Benaroya
                                      Title: Chairman of the Board


                                      GEORGE R. REMETA
                                      -----------------------------------------
                                      George R. Remeta

GRR Amend to Employment Agr.
KPC:jw